

September 9, 2010

Mr. Nikolay Frolov
 Chief Financial Officer
EVCARCO, INC.
7703 Sand Street
Fort Worth, Texas 76118

> **Re:** **EVARCO, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed April 30, 2010, and as amended June 18, 2010**
> **File Nos. 333-158293 and 0-53978**
>
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Filed August 18, 2010**
> **File No. 0-53978**

Dear Mr. Frolov:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

    With these comments, please file an amendment to your December 31, 2009 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.

Form 10-K (Fiscal Year Ended December 31, 2009), and As Amended

Management's Discussion and Analysis

Overview, page 12

1.   Please expand your discussion to also explain that your independent auditors have
        expressed doubt about your ability to continue as a going concern, as you have in your
        discussion of risk factors on page 9.

Operating Results, page 13

2.   Please revise this section to discuss your results of operations for the period of inception,
        October 14, 2008 through December 31, 2008 and for the year ended December 31, 2009.
        In this regard, discuss the source of your revenues (for example, the number and the type
        of cars sold) in 2008 and the significant increase for the full fiscal year ended December
        31, 2009, along with the increase in costs of goods sold. Explain the nature and purpose
        of the inventory adjustment recorded in fiscal 2009 and the significant increase in the
        individual components of operating expenses, other income/(loss) amounts, and net loss
        for the fiscal year 2009 as compared to the prior 2008 period of inception. Please note
        the change in cost of goods sold and gross profit resulting from the reclassifications of
        inventory adjustments in your annual and interim filings.

3.   We note you disclose that a majority of your gross revenues have come from wholesale
        operations. Please further expand to disclose the nature of these wholesale operations as
        compared to any planned retailed operations. Discuss from whom (which manufacturers
        or other third-party wholesale dealerships) you acquired your vehicles and to whom
        (which wholesalers) they were sold during each period in which statements of operations
        are presented. Disclose the amount of sales generated from your wholesale versus retail
        operations.

4.   In addition as you disclose under the first Risk Factor on page 8 that your primary
        business activities will be to earn revenues through new car sales, pre-owned car sales,
        parts, services, both warranty and customer pay repairs, finance & insurance, etc., please
        separately discuss the amount of any services revenues (i.e., non-car sales) that were
        generated during fiscal year 2009 or 2008. If so, revise the statements of operations to
        separately disclose the amount of product versus service revenue, and the resulting
        separate allocation of costs of goods sold from product and service revenue. Please
        describe the specific source of any service revenues generated.

5.   Please provide a table that discloses, per quarter, the number of vehicles purchased by
        type (e.g., new car-electric, pre-owned electric/hydrogen/natural gas, or regular pre-
        owned cars), and the number of cars sold. In this regard, provide disclosure as to your

inventory, per quarter, or at least on an annual basis, and the inventory movement during the period.

6.   With respect to your July 2009 purchase of thirty pre-owned vehicles in exchange for stock, disclose the aggregated fair value assigned to your common stock and how you determined the fair value of the stock issued and/or fair value of the consideration received (i.e., the vehicles) was the most appropriate form of valuation.

7.   Please describe the nature of the consulting services received in exchange for stock and disclose the value of these transactions (i.e., the expense reflected in your financial statements), along with fair value assigned to the common stock or services received.

Liquidity and Capital Resources, page 13

8.   Please expand the disclosure to indicate whether you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans. Disclose whether or not you have any agreements or potential arrangements for credit facilities (lines or letters of credit) from third-party Ok.

9.   Disclose whether or not you have any dealer financing agreements with wholesalers, or third-party financial institutions to finance the sale of your vehicles to wholesale dealerships or retail customers.

10.   Please quantify and address your working capital deficiency as of December 31, 2009.

Critical Accounting Policies, page 14

11.   Please expand this section to discuss your most critical accounting policies that involve significant judgment, estimates, assumptions and risk, including providing your revenue recognition policy for the sale of vehicles, and as applicable, but not limited to, wholesale dealer financing, credit loss reserves on customer financing and accounts receivable, residual risk on vehicles returned, and inventory obsolescence, and warranty services.

Financial Statements

Statements of Operations, page F-3

12.   Please reclassify the line item "Inventory adjustment" as a component of cost of goods sold. When substantial or unusual losses result from the application of lower of cost or market rule and/or from errors or inventory losses, we believe you should disclose the amounts of such losses as separate line items in the "Cost of Goods Sold" section of the income statement. Your attention is invited to ASC 330-10-50-2. Our comment applies to your Form 10-Q filings as well.

Statements of Stockholders' Equity, page F-4

13.   Refer to the fiscal year 2009 activity. Please explain to us in detail why you valued the stock issued for property in July 2009 at $0.19 per share and in the same month, valued stock issued for both cash and services at $0.50 per share. Similarly, explain your reason for valuing the stock issued for a loan in October 2009 at $0.1667 per share and the stock transactions occurring in October through December 2009 at $0.50 per shares. We generally believe the cash value per share of your common stock is more indicative of fair value, and as such, the difference would be reflected as an expense in the statements of operations, or reduction to additional paid-in capital, depending on the nature of the relationship and services. We may have further comment after review of your response.

14.   As a related matter, please tell us more about the note payable that was settled in stock in October of fiscal 2009. Clarify whether this payable was part of the RGTK advance or was the result of a separate transaction. In addition, please tell us whether the original note payable was a convertible note from inception and, if it was, explain the contractual conversion terms and tell us the date of the loan.

15.   Refer to the Founders' stock issued in October 2009 at $0.0003 per share. To the extent such shares were issued to your founder, subsequent to the Company's formation in 2008, they should be valued at the fair market value of such shares existing at the time of issuance. In this regard, it is not clear why you have not valued these shares at $0.50 per share. Please revise or advise, as it appears that the difference in share price should be reflected as a distribution or a compensation charge as appropriate. We may have further comment after review of your response.

Statements of Cash Flows, page F-5

16.   Refer to the line item titled "Consulting expenses, (stock)" in the operating activities section of the cash flows statement for the year ended December 31, 2009. Please reconcile the $209,333 in consulting expenses to the individual items cited in the Stockholders' Equity statement for fiscal 2009 as presented on page F-4.

17.   Refer to the line item titled "Issuance of common stock" under financing activities for fiscal 2009. Please reconcile the $434,890 balance to the individual items cited in the Stockholders' Equity statement referenced above.

Note 2. Summary of Significant Accounting Policies, page F-6

e. Facilities and Equipment

18.	Please expand to disclose the depreciable and amortizable lives of the various classes of your property and equipment.

f. Revenue Recognition

19.	We note your current revenue recognition policy is general in nature. As such, please significantly expand this policy to specifically address the nature of your business and how you recognize revenues from your various products and services sold. In this regard, disclose how you determine revenue is recognizable from new car sales, pre-owned vehicles, and customer repair services, customer financing services, and etc. Also, expand to discuss whether you have any deferral of revenue.

g. Warranties

20.	Please reconcile the disclosure here that you do not provide warranty services with that on page 8 under Risk Factors that your primary business activities will be to earn revenues also through both warranty and customer pay repairs. In this regard, clarify that you do not currently, if true, provide any warranty coverage or repair services on vehicles sold by you.

Note 3. Inventory, page F-10

21.	Please expand the tabular disclosure to provide this information in a roll-forward presentation showing the beginning inventory balance, by category, along with the activity for the period, such as the inventory adjustment and inventory valuation allowance by vehicle type or category. For example, we note that the inventory balance was reduced by approximately $91,700 of which you explain that $83,000 was to due to impairment of such inventory. Consider reconciling the remaining amount. Please explain to which vehicle category the SMART cars pertain. Please discuss if the $267,000 of pre-owned vehicles acquired for stock consideration, as disclosed in Note 10, were reflected in the inventory adjustment amount or whether such vehicles are sold or remain in inventory at December 31, 2009. Also expand the narrative discussion in your inventory policy to discuss your average inventory turnover rate to the extent practicable.

Note 4. Prepaid Expenses, page F-11

22.	Please tell us the specifics as to the nature of the unearned portion of stock compensation issued under various consulting agreements. In this regard, please tell us in more detail and disclose the name of each consultant, the term of the agreement, the aggregate amount of compensation in terms of shares and dollar valuation, and the nature of the services provided. Please tell us if the common shares for each consultancy agreement have been issued or are to be issued at a subsequent period. In addition, separately provide this information for the balance reflected in the quarterly period ended June 30, 2010 Form 10-Q.

Note 8. Going Concern, page F-11

23. Please expand to discuss management's plans with regards to the matters that give rise to the going concern opinion received from the auditors. In this regard, your footnote does not provide the plans that management has to ensure that the Company will be a viable going concern entity for the next twelve months and thereafter. Reference is made to your disclosure in Note 10 in the quarterly period ended June 30, 2010 Form 10-Q.

Form 10-Q (Quarterly Period Ended June 30, 2010)

Balance Sheets, page F-2

24. Please label the balance sheets as "unaudited" in their entirety. In this regard, please note that financial statements should not be labeled as "audited" unless accompanied by all associated footnote disclosures and the report of an independent registered public accounting firm. We will not object if you wish to provide a footnote stating that the figures in the December 31, 2009 balance sheet "have been derived from" the audited financial statements.

Statement of Stockholders' Equity/(Deficit), page F-4

25. Reference is made to the various per share prices in which your common stock was issued during the six months ended June 30, 2010. We note the common stock per share values varied significantly during the period and within the same month pertaining to both cash and service transactions. For each of the noncash transactions, please tell us why the share values differed from the cash per share values when such transactions occurred within the same month.

26. Please provide us with your computation of the beneficial conversion feature on the convertible notes payable issued in June 2010.

Note 11. Stockholders' Equity, page F-8

27. Describe the contractual terms of each of the investment agreements for which you have received $380,000. Specifically, tell us the date of each agreement, the number of shares to be issued (or how the number of shares is to be determined), the per share price of each purchase and explain how the per share value was (or is to be) determined. Tell us when the shares are to be issued and explain why these issuances are delayed. Finally, please tell us whether there are any circumstances under which you might potentially be required to return cash.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief